EXHIBIT 12.2

CITIZENS FINANCIAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months	Nine Months	Year Ended December 31,
(dollars in millions)	Ended September 30, 2017		2016	2015	2014	2013(2)	2012
Computation of Earnings:
Income (loss) from continuing operations before income tax expense	$513	$1,409	$1,534	$1,263	$1,268	($3,468)	$1,024
Fixed charges	222	589	573	510	417	499	669
Total Adjusted Earnings	$735	$1,998	$2,107	$1,773	$1,685	($2,969)	$1,693

Computation of Fixed Charges:
Interest expense	$202	$536	$508	$452	$363	$443	$619
Portion of net rental expense deemed representative of interest (1)	13	39	51	51	54	56	50
Preferred distribution	7	14	14	7	—	—	—
Total Fixed Charges	$222	$589	$573	$510	$417	$499	$669

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.3	3.4	3.7	3.5	4.0	(5.9)	2.5

(1) The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2) The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).